Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cambium Networks Corporation:

We consent to the use of our report dated May 3, 2019, except for note 12 and note 13 as to which the date is June 12, 2019, with respect to the consolidated balance sheet of Cambium Networks Corporation as of December 31, 2018, the related consolidated statements of operations, comprehensive income/(loss), shareholders’ (deficit)/equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes incorporated herein by reference and to the reference to our firm under the heading ‘Experts’ in the prospectus.

/s/ KPMG LLP

London, United Kingdom

November 10, 2020